Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$215	$292	$260	$368	$364
Fixed charges	130	129	140	155	141
Distributed income of equity investees	11	16	16	10	3
	356	437	416	533	508
Less preference security dividend requirements			5	37	36
Earnings	$356	$437	$411	$496	$472

Interest	$113	$113	$118	$99	$84
Interest element of rentals	17	16	17	19	21
Preference security dividend requirements			5	37	36
Fixed charges	$130	$129	$140	$155	$141

Ratio of earnings to fixed charges	2.74	3.39	2.94	3.20	3.35